                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                          For the month of May, 2000


                        COMMISSION FILE NUMBER: 1-7239



                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices

                     INFORMATION TO BE INCLUDED IN REPORT
                     ------------------------------------


     1.   Three company announcements made on May 2, 2000.



                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    KOMATSU LTD.
                                            -----------------------------
                                                    (Registrant)



Date: May 10, 2000                          By: /s/ Masaru Fukase
                                               ----------------------
                                                    Masaru Fukase
                                                    Senior Executive
                                                    Officer

                                                                    NEWS RELEASE


                                            [LETTERHEAD OF KOMATSU APPEARS HERE]


             KOMATSU DECIDES ON ITS MID-RANGE MANAGEMENT STRATEGY
                                "G" TO THE 21ST

Following the review of its "G" 2000 Mid-range Management Strategy which set forth the goals for a period ending March 2001, Komatsu Ltd. has decided on a new mid-range management strategy dubbed "G" to the 21st for a 3-year period from fiscal 2001 to 2003. "G" of the "G" to the 21st stands for the Global Growth, underscoring the Company's strong determination to sustain growth in the 21st century.

     The business environment for the Company has been changing at a dazzling rate, represented by progressive globalization, evolution of information technology (IT) and increased importance of addressing environmental issues. Having anticipated such changes, Komatsu has already started some business efforts in the respective fields. However, in order to come out as a winner in the 21st century by further strengthening and developing its competitive edges, the Company is ready to deploy its management strategy based on the "G" to the 21st.

1. Basic Concepts of the "G" to the 21st Mid-range Management Strategy

      "Global," "Environment," and "e-Komatsu" represent the vital keywords for the growth of Komatsu in the 21st century. In addition to further advancing its global business as one of the goals of the "G" 2001 Mid-range Management Strategy, the "G" to the 21st will includes new changes as additional points of view achieve profit growth at a rate higher than that of sales, centering around the growth strategy of the Company's construction and mining equipment business.

      The "G" 2000 Mid-range Management Strategy set its ROE and ROA goals at 10% and 8%, respectively, which will remain as our goals to achieve. We have positioned the "G" to the 21st as a transit point for achieving these goals.

[Management Strategies]

 1) To implement new growth strategies for the construction and mining equipment business.

 2) To further expand environment-related business areas as a leading company, while working to reduce environmental stress in all aspects of R&D, production, and product support.

 3) To concentrate where Komatsu can maintain its technological edge on a global basis.

 4) To deploy IT in the form of "e-KOMATSU" in order to realize growth of all businesses, differentiation with other companies and Komatsu's competitive edges.

      Based on the global network built up over the years, the Company will press powerfully ahead with IT-driven business deployment. Centered on the e-KOMATSU Division as an across-the-company organization, the Company will strive to combine IT with all business activities, taking advantage of its strengths and unique characteristics.

2. Management Goals
   (Consolidated)  Management Goals of the "G" to the 21st

-------------------------------------------------------------------------------------------------------------
                                     Fiscal 2000 (Actual Results)                Fiscal 2003 (Goals)
-------------------------------------------------------------------------------------------------------------
Sales                                    (Yen) 1,055 billion                     (Yen) 1,180 billion
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Operating Profit                           (Yen)  17 billion                      (Yen)  84 billion
-------------------------------------------------------------------------------------------------------------
Net Profit                                 (Yen)  13 billion                      (Yen)  34 billion
-------------------------------------------------------------------------------------------------------------
Free Cash Flows                            (Yen)  37 billion                      (Yen)  37 billion
-------------------------------------------------------------------------------------------------------------
ROE                                               2.7%                                   6.5%
-------------------------------------------------------------------------------------------------------------
ROA                                               1.3%                                   6.0%
-------------------------------------------------------------------------------------------------------------

 Note: ROE (Return on Equity) = Net Profit/Shareholders' Equity
       ROA (Return on Assets) = Pre-tax Profit/Total Assets

3. New Growth Strategy for the Construction and Mining Equipment Business

   Komatsu will work to create a new business model for its construction and mining equipment business, encompassing a range of activities from "hardware sales" to "solutions provider." In other words, this growth strategy becomes a possibility by adding IT to the existing advantages and strengths the Company possesses in the forms of "global sales and service networks," "brand power and overwhelming stock of products for allocation" and "internal production of key components." "e-Komatsu" is already in its operational phase, positioned to transform Komatsu itself.

         Komatsu has defined the following four initiatives as the core of its growth strategy for the construction and mining equipment business:

            1)  Globalization;
            2)  Full-line product range;
            3)  Environment-related businesses; and
            4)  Solution to different stages of the product lifecycle.

          (Growth Strategy for the Construction and Mining Equipment)

                              Solution-Providing

                             --------------------
                                                     Insurance
                             --------------------

                             --------------------
                                                     Used Equipment
                             --------------------

                             --------------------
                                                     Lease & Rental
                             --------------------

                             --------------------
                                                     Parts & Service
                             --------------------

              --------------------------------------------------
                 Environment                     Expansion of
Environment-       -related     New Equipment      Overseas       Globalization
related Areas     Businesses       Sales           Market
              --------------------------------------------------

                              Full-line Product
                                    Range
                            ---------------------
                              New business areas

1) Globalization

   Komatsu has led other companies in the industry in establishing its sales, service and manufacturing bases in the key overseas markets. From now on, the Company will press ahead with the creation of customer-driven organization, while increasing its market presence with finely-tuned marketing strategies. At the same time, the Company will seek to achieve differentiation through the launch of new products matching regional attributes, along with model changes of its existing products by strengthening its marketing activities attuned to particular market characteristics and globalizing its R&D.

2) Full-line Strategy

   Komatsu will proactively consider and establish strategic alliances with other companies for high-growth products which the Company does not handle and in high-growth business areas.

3) Environment-related Businesses

   Komatsu has striven to develop key components and products such as environment-friendly engines which anticipate emission control regulations, while also tackling the issue of reducing environmental stress at its plants. From now on, the Company will work harder to support customers' environmental management efforts on their job sites.

       Komatsu also identifies the growing importance of environment-consciousness as the source of important business opportunities. With a huge room left open for Komatsu to expand its environment-related businesses, the Company is convinced that the chances for success are high.

4) Solutions to Different stages of the Product Lifecycle

   With the restructuring of Japanese production scheduled for completion during the current fiscal year, along with sales, service and distribution reformed in fiscal 1998, the Company has firmly secured its position to generate stable earnings. From now on, the Company will strive to expand sales and profits by vigorously addressing after-market businesses, ranging from lease and rental, parts and service, and used equipment sales to logistics, and marine and fire insurance.

       In addition, the Company will work to achieve differentiation through the
   utilization of IT.   While its DISPATCH mine management systems which utilize
   GPS are widely used at large-scale mines around the world, the Company will also promote new IT-based business deployment in the rental and used equipment sales businesses.

     The very cornerstone of Komatsu's management lies in its commitment to Quality and Reliability. This commitment is not only limited to the supply of safe and innovative products and services from the viewpoint of customers but also extends to constant improvement of Quality and Reliability of organizations, businesses, employees and management. In this light, the top management task is to heighten this Quality and Reliability year after year.

     Through execution of the "G" to the 21st, Komatsu will strive to improve Quality and Reliability of its management in order to further enhance its corporate value.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management's current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can sometimes be identified by the use of forward-looking words such as "will," "believes," "should," "projects," and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected and the achievement of such forward-looking statements cannot be assured.

Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include unanticipated changes in the demand for the Company's principal products which may come about by changes in economic conditions in the Company's principal markets, changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company's objectives with respect to globalized production sourcing and new Information Technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principle and practice.

NEWS RELEASE

                                            [LETTERHEAD OF KOMATSU APPEARS HERE]


                KOMATSU ANNOUNCES CONSOLIDATED BUSINESS RESULTS

                  FOR FISCAL 2000 AND OUTLOOK FOR FISCAL 2001
-------------------------------------------------------------------------------

The accompanying financial information is prepared in accordance with generally accepted accounting principles in the United States of America.

Komatsu Ltd. posted consolidated net sales of (Yen)1,055.6 billion (US$10,249 million, at US$1=(Yen)103) for fiscal 2000 ended March 31, 2000, registering a slight decline of 0.6% from the previous year. Operating income for the year grew 304.5% over the previous year, to (Yen)17.3 billion (US$168 million). Net income for the year improved to (Yen)13.3 billion (US$130 million), recovering from a loss recorded last year.

                         Millions of yen and US dollar, except per share amounts

----------------------------------------------------------------------------------------------
                                                   2000            1999              2000
Net sales                                   (Yen) 1,055,654   (Yen)1,061,597       $10,249
  Domestic                                          553,822          523,946         5,377
  Overseas                                          501,832          537,651         4,872
Operating income                                     17,318            4,281           168
Net income (loss)                                    13,395          (12,378)          130
Earnings (loss) per share -- Basic          (Yen)     13.85    (Yen)  (12.77)        13.45
----------------------------------------------------------------------------------------------

1. Management Highlights
Komatsu Ltd. worked on the following three tasks to improve business results as the highest management priority during the year under review:

(1) To further improve its corporate governance, centering on the reform of the Board of Directors;
(2)  To recover profitability of its Japanese construction equipment business;
     and
(3)  To restructure its electronics business.

      The Company was able to make important progress in each of the three tasks above, reflecting the concerted efforts and diligence of all management officers and employees.

      The Company reorganized the Board of Directors and newly appointed Executive Officers and Global Officers, demonstrating a proactive stance for its corporate governance by establishing the new management structure. The new Board of Directors, including a new member appointed from outside the Komatsu Group, is now able to discuss urgent matters thoroughly and undertake speedy decision-making.

      The Company has continued to ensure the successful restructuring of production as the highest priority to recover profitability of its Japanese construction equipment business since its launching in the fall of 1998. The Company completed all the plans for the year on schedule. The entire restructuring program is scheduled for completion in August 2000 with consolidation of the Tachikawa and Saitama plants of Komatsu Zenoah Co. in Kawagoe. Preceding this restructuring program the Company had streamlined sales and logistic operations. All combined, the Company has firmly secured its position to generate stable earnings even when total demand in the Japanese market remains at about the current level.

      With respect to the electronics business, demand for silicon wafers, the major electronics product of the Komatsu Group, recovered on the back of the upturned market for semiconductors. Prices of silicon wafers have also begun to recover. By concentrating production of silicon wafers in Japan and Taiwan, Komatsu Electronic Metals Co. commenced production in Taiwan in a well-timed manner. The Company's electronics business is on a steady course of renewing growth.

2. Business Results by Operation
Construction and Mining Equipment

Sales of construction and mining equipment for fiscal 2000 totaled (Yen)713.5 billion (US$6,927 million), down 2.4% (up 11.8% in U.S. dollar) from the previous year.

      In Japan, sales of construction equipment advanced 8.8% over the previous year, to (Yen)268.8 billion (US$2,610 million) for the year. While demand for construction equipment had deteriorated since fiscal 1997, it began to improve from the start of fiscal 2000 over the previous year. This increase in demand was supported by positive effects of the government's comprehensive economic stimulus package implemented two years ago as well as improved housing. In response to growing interest in rental use among customers, the Company continued to aggressively reinforce the rental equipment business especially with its distributors and their rental companies. The Company also expanded sales by focusing its efforts on high-growth products and market segments, such as the AVANCE NRO hydraulic excavators with small, rear-swing radius and the mobile recycler series for conserving the earth's environment.

      With respect to the restructuring of Japanese production, the Company completed transfer of motor graders and large wheel loaders to the Mooka Plant from the Kashiwazaki and Kawagoe plants, respectively, on schedule during the year. Production transfer of small and medium-sized wheel loaders from the Kawagoe Plant to the Awazu Plant was also successfully managed as planned. Supported by the dedicated efforts of employees involved in the transfer, all plans have met with the Quality and Reliability of machines which rolled off each new line.

      The Company's underground construction equipment business improved its results over the previous year, reflecting expanded sales of small-diameter shield and tunnel boring machines, which feature technological superiority.

Sales outside of Japan totaled (Yen)444.6 billion (US$4,317 million) for the year, down 8.1% (up 5.3% in U.S. dollar) from the previous year.

      In North America and Europe where market demand remained strong, the Company collaborated closely with Komatsu Group companies in these regions and deployed aggressive sales promotion. While the U.S. economy recorded eight consecutive years of growth, U.S. demand for construction and mining equipment declined from the previous year.

      In the United States, having anticipated the decline in demand, Komatsu America International Company was well prepared with improved efficiency in both production and sales, and generated profits comparable to the record-high figure a year ago. The company further strengthened its position in the North American market.

      In Europe, demand remained brisk throughout the year under review. Each business unit, i.e., Komatsu UK Limited for hydraulic excavators, Komatsu Hanomag AG for wheel loaders, and FKI Fai Komatsu Industries S.p.A. for utility equipment, reinforced sales operation, expanded respective market-driven product mix, and advanced sales for the year.

      In Southeast Asia, where economies have remained depressed since the currency crisis of 1997, demand for construction and mining equipment began to show some signs of recovery in the logging and mining industries. In China, where demand continued to grow, the Company expanded sales over the year, realizing positive results of its determined efforts to localize production since 1995.

      Meanwhile, market demand fell in Central and South America, the Middle East and other regions, resulting in a decline in each regional sales for the Company.

      Concerning the utility equipment business, the Company continued to boost sales in the major markets of North America and Europe for the year. In addition to capitalizing on expanded demand in Europe, the Company launched export sales of backhoe loaders in North America, produced by FKI Fai Komatsu Industries S.p.A. in Italy.

      The Company's mining equipment business faced strongly reserved attitudes for investment by the mining industry which suffered from sluggish prices of copper, coal and other commodities. As a result, sales of mining equipment declined from the previous year. Meanwhile, Komatsu Mining Systems, Inc. won an order for 25 units of the world's largest class 930E dump trucks for one of the world's largest open-pit copper mines in Chile. Shipment was completed by March 2000. The Company also facilitated integration of development, production and product support operations among mining equipment companies of the Komatsu Group to strengthen its business foundation. At the same time, the Company introduced the super large WA1200 wheel loader and the renewed model of the large D475 bulldozer in preparation for recovery of demand.

Electronics

Fiscal 2000 sales from electronics operations improved 4.3% over the previous year, to (Yen)90.3 billion (US$877 million).

      Komatsu Electronic Metals Co., Ltd. worked to improve earnings through exclusive production in Japan and Taiwan, cost reduction and enhanced productivity, and shortened lead-time for delivery. As a result, the company registered profits for the second-half period of fiscal 2000 on a non-consolidated basis as planned. In December 1999, the company decided to transfer production of discrete wafers from the Hiratsuka Manufacturing Department and consolidate at the Nagasaki and Miyazaki plants over the next two years. The company will be better positioned to further improve efficiency by consolidating Japanese production at these two plants and to deliver high-quality wafers timely. In the rapidly growing Taiwan market, a new business style is emerging, which features exclusively order-based production like the so-called "Foundry." Production of diversified semiconductors such as DRAMs is also advancing there. During the year, Formosa Komatsu Silicon Corporation, a subsidiary of Komatsu Electronic Metals, was approved by its customers as their supplier and launched successful shipment of wafers.

      Sales of polycrystalline silicon were slow during the year, adversely affected by inventory adjustment of the silicon wafer manufacturing industry. Meanwhile, sales of Excimer laser units expanded significantly over the previous year, supported by aggressive market introduction of a new model. The Company sustained brisk sales of IT-related devices such as LAN devices and touch panel computers. Komatsu Electronics, Inc. also continued to boost sales of thermoelectric modules.

Civil Engineering and Construction

Sales in the civil engineering and construction business grew 2.1% to (Yen)78.6 billion (US$764 million) for the year, upturning three consecutive years of sales decline. The Japanese construction industry continued to face a difficult business environment with sluggish private-sector works as well as public works which began a downturn in the last half period of the year. As a result of steady efforts to improve and strengthen the financial position, profits increased over the previous year.

      In February 2000, Komatsu Construction Ltd. issued new shares in the form of third-party allotment to Komatsu Ltd. to increase its shareholders' equity and improve its financial position. As a result, the Company now owns 68.0% of the shares.

Industrial Machinery

Sales in the industrial machinery business dropped 27.7% from the previous year, to (Yen)30.8 billion (US$300 million), largely due to depressed demand in the Japanese market. However, Komatsu Industries Corporation, in charge of sheet metal forming machines and small and medium-sized presses, started on a high note under a new management team in July 1999, winning a larger number of orders compared to the corresponding period last year. The company also decided to further strengthen the current alliance agreement reached in 1995 with TRUMPF GmbH+Co. of Germany. Under the new agreement, in addition to mutually supplying competitive machines, the two partners will fully utilize their service networks, customer support and other management resources to reinforce the complementary relationship.

      Sales of large presses declined as adversely affected by restraints in investment by the automobile manufacturing industry. However, the Company strengthened sales operation outside Japan, winning new orders from a major European automaker during the year.

Others

Sales in the other businesses climbed 14.5% to (Yen)142.2 billion (US$1,381 million) for the year. Komatsu Zenoah Co. expanded sales of agricultural and forestry machines over the previous year, centering on eco-friendly systems, including the chipper-shredder. Sales of engines and other components also grew. However, sales in the logistics business and in steel casting declined from the previous year.

Conditions of Consolidated Cash Flows

Net cash provided by operating activities for the year amounted to (Yen)34.2 billion (US$332 million), net cash provided by investing activities to (Yen)18.8 billion (US$183 million), and net cash used in financing activities to (Yen)61.5 billion (US$598 million). As a result, cash and cash equivalents at the end of the year totaled (Yen)80.4 billion (US$781 million), a decrease of (Yen)6.8 billion (US$66 million) from the previous year.

Conditions of Year 2000 Readiness

The Company has addressed the Y2K issue as one of the most important management tasks and has worked on it according to a well-defined plan. As a result, no major problem has occurred to date at the Company or other companies of the Komatsu Group.

Important Decisions Made or Important Facts Occurred and Important Subsequent
-----------------------------------------------------------------------------
Events Occurred during the Year
-------------------------------

[Joint Venture Agreement with Applied Materials of the U.S. Cancelled]

Applied Komatsu Technology, Inc., a joint venture manufacturer of LCD manufacturing systems, accounted for by the equity method, notably improved sales and earnings for the year, reflecting positive effects of large-scale restructuring initiated two years ago. Expanded demand for flat panel displays in Taiwan and other Asian countries also contributed to the improvement.

      While the market should continue to grow on a long-range basis, the percentage of the company's sales in Japan became smaller. The market is also fiercely changeable, with the cycle of fluctuations getting shorter year after year. Under such market conditions, there are limitations in making speedy, accurate management decisions as a joint venture. In this light, Komatsu determined that management transfer of the business to Applied Materials Inc. would be the best choice and sold all of its 50% stake in the joint venture to the American partner as of the end of October 1999.


[Komatsu, Komatsu Forklift and Linde of Germany Agreed on Cooperation]

To enhance the competitiveness of the forklift truck business, the Company and Komatsu Forklift Co., Ltd., a manufacturer of forklift trucks, accounted for by the equity method, reached a basic, mutual agreement with Linde AG of Germany on the outline of their intent to cultivate global collaboration for the manufacture and sales of lift trucks and related products in February 2000. Under the current plan, Komatsu Forklift will acquire 10% of Fiat-OM (a Linde subsidiary) shares, while Linde will acquire 10% of Komatsu Forklift shares. The shares to be acquired by Linde will be made available through third-party allotment of new shares.

      When the third-party allotment is executed, the Company plans to underwrite part of the allotment and raise its shareholding ratio in Komatsu Forklift from the current 39.2% to a little over 45%, with a view to making Komatsu Forklift a consolidated company in the future. The two companies are discussing details.

[Komatsu Soft Shares Transferred to Toyo Information Systems]

In March 2000, the Company decided to establish an alliance with Toyo Information Systems Co., Ltd. in the area of core systems to capitalize on the rapid progress of Information Technology (IT), and transfer 65% of the outstanding shares of Komatsu Soft Ltd. to Toyo Information Systems. Komatsu Soft will grow and expand its business as a member of the Toyo Information Systems Group. The Company sold the above-mentioned shares to Toyo Information Systems, and Komatsu Soft became a subsidiary of Toyo Information Systems in April 2000.


[Disposed Fixed Assets]

The Company sold the non-performing land of the former Nakamiya area on the site of the Osaka Plant during the year.


[Repurchase and Retirement of Komatsu's Own Shares]

At the Board of Directors meeting held on May 2, 2000, Komatsu Ltd. resolved to appropriate retained earnings in order to repurchase and retire its own shares up to a maximum aggregate acquisition cost of (Yen)7.0 billion or up to a maximum of 10 million par value common shares pursuant to Article 3 of the Law Concerning Special Exceptions to the Commercial Code Relating to the Procedures for Cancellation of Shares.

3. Outlook for Fiscal 2001

As the Company continues to globalize its businesses, competition will become more severe and complex, compounded by the accelerated speed of changes in the world. While the Company's involvement in environmental protection issues is becoming ever more important, the revolutionary progress of IT is requiring the Company to redefine new business models. By viewing such changes as opportunities in the business environment, the Company will further reinforce globally consolidated management and implement measures to ensure sound management and improve earnings in order to accomplish the goals of the "G" to the 21st mid- range management strategy for fiscal 2003.

      For the construction and mining equipment business, the Company is working to expand its earnings and thrust for new growth based on globalized operations in different regions of the world. Furthermore, by staying away from conventional business concepts and practices, the Company will double its efforts to flexibly offer solutions for which customers are looking.

      With respect to the electronics business, the Company will continue to converge its Groupwide strength to differentiate products and technologies and improve profitability.

      For industrial machinery and other businesses, the Company will concentrate on the areas where it can demonstrate technological superiority on a global basis and ensure steady profitability.

      With these efforts already in progress, the Company projects consolidated net sales of (Yen)1,050.0 billion and net income of (Yen)15.0 billion for fiscal 2001, the first year of the new mid-range management strategy. Foreign exchange rates are premised at (Yen)100 to US$1 and (Yen)100 to EUR1 for fiscal 2001.

4. Distribution of Profits for Fiscal 2000 and 2001

With its basic policy on distribution of profits, the Company plans to set at
(Yen)3 cash dividends per share for fiscal period-end. The Company already paid
(Yen)3 for interim cash dividends per share. Cash dividends of (Yen)6 per share are being planned for fiscal 2000. As a result, it is projected that the payout ratio for fiscal 2000 will be 42.6%.

   Similarly for fiscal 2001, the Company anticipates (Yen)3 each for interim and fiscal period-end cash dividends per share ((Yen)6 for fiscal 2001), based on its policy of distribution of profits and projected business results.

                               Management Policy

Basic Management Policy

The very cornerstone of Komatsu's management lies in its commitment to Quality and Reliability. This commitment is not only limited to the supply of safe and innovative products and services from the viewpoint of customers but also extends to constant improvement of Quality and Reliability of organizations, businesses, employees and management. In this light, the top management task is to heighten this Quality and Reliability year after year.

Mid- and Long-range Management Strategies and Tasks
----------------------------------------------------

In response to dramatic changes taking place in the global business environment, Komatsu has recently reassessed the "G"2000 mid-range management strategy with goals for March 31, 2001 in order to renew the course of growth as a true global company in the 21st century.

      In a new mid-range management strategy, the Company has included additional perspectives to meet new changes, namely the dynamic progress of IT (Information Technology) and conservation of the earth's environment. The Company continues to advance the same globalization context of the "G"2000 strategy. The Company has named the new strategy, "G" to the 21st, to demonstrate a resolute determination for Growth on a Global scale in the 21st century. Specifically, the Company is emphasizing the improvement of profits more than sales by centering on growth strategies for the construction and mining equipment business.

   In the Japanese construction equipment market, the Company is determined to capture changes astutely and provide products designed to meet customers' needs and expectations in order to heighten its market position. The Company is also going to expand solutions business for customers by utilizing IT.

      Outside of Japan, the Company is going to solidify its business base as a global company by promoting research and development as the next phase of globalization, in addition to expanding business by deploying its global production network.

   With respect to environmental protection efforts, the Company has undertaken a variety of tasks in R&D, production and product support activities. The Company has also introduced eco-friendly products including engines, hydraulic and other key components for construction and mining equipment. As represented by the mobile recycler series, the Company has introduced innovative construction machinery designed expressly for environmental conservation. With all these products which offer a great business opportunity, the Company is going to further reinforce environment-related business and assume a global leadership position.

   The Company's electronics business is now on a recovery track. As the electronics business offers promising opportunities for growth in the mid- and long-range perspective, the Company is ready to meet drastic changes in the market by differentiating products and technologies and making speedy management decisions.

   For industrial machinery, underground construction equipment, logistic systems and other businesses, the Company is going to multiply Groupwide technological collaboration to enhance its respective competitive edge. As a basic strategy, such collaboration will focus on the area where each company can maintain or build up technological superiority in the future.

   On par with environmental areas, the Company believes IT should lead its future business growth and differentiation. The Company has previously worked to establish the "K-ing" global information network as the infrastructure of management. Based on this foundation, the Company is now proactively incorporating IT for powerful business expansion. In April 2000, the Company created the e-KOMATSU Division to accelerate the pace of business undertakings on a global scale. Moreover, the Company will make sure of differentiation in this area by capitalizing on its strength and originality.

   On a variety of occasions, the Company has consistently announced its efforts related to environmental protection. In May 2000, the Company is going to publish its first annual Environmental Report. The Report will disclose the results and future directions of the Company in a wide range of areas including R&D, production, marketing and product support. In addition to the development of construction machinery designed to conserve the earth's environment, the Company faces the challenge of undertaking immediate tasks, including the establishment of mid-range goals for environmental conservation technologies and their accomplishments, energy savings, Zero Emission and recycling.

Management Goals

Under the new mid-range management strategy, the Company has the following figures as management goals for March 2003. In addition to net sales and income, the Company will work to ensure that each division accomplishes its respective business plan. To improve its corporate value for shareholders, the Company is also committed to concerting its efforts to build a strong, stable financial position by defining specific goals for ROE, ROA and free cash flows.

   In the previous "G"2000 mid-range management strategy, the Company set the goals of 10% for ROE and 8% for ROA. By all means, these original goals must be attained in the future. By positioning the new "G" to the 21st strategy as a transit point for achieving these goals, the Company is emphasizing the growth strategies for its construction and mining equipment business.

 Goals of "G" to the 21st (Consolidated Basis)

 ------------------------------------------------------------------
                                                     2003
                                             Year ended March 31
 ------------------------------------------------------------------
  Sales                                       (Yen)1,180 billion
 ------------------------------------------------------------------
  Operating income                               (Yen)84 billion
 ------------------------------------------------------------------
  Net income                                     (Yen)34 billion
 ------------------------------------------------------------------
  Free cash flows                                (Yen)37 billion
 ------------------------------------------------------------------
  ROE                                                        6.5%
 ------------------------------------------------------------------
  ROA                                                        6.0%
 ------------------------------------------------------------------

   Notes:   ROE = Net income / Shareholders' equity
            ROA = Income before income taxes / Total assets


Reorganization of the Board of Directors

In June 1999, the Company reorganized the Board of Directors and separated management decision-making and supervisory functions from executive functions. While eight members of the new Board of Directors are responsible for the former duties, newly appointed Executive Officers with appropriate power are responsible for the latter duties. Komatsu Electronic Metals Co., Ltd. and Komatsu Zenoah Co., important consolidated subsidiaries engaging in the Company's strategic businesses, similarly reformed their management structures. As a result, speedy decision-making has become possible following thorough discussion of urgent issues for the Komatsu Group.

   At the same time, the Company also appointed Global Officers from presidents of major Komatsu companies outside of Japan, who are positioned equally with Executive Officers. To come ahead of the global, mega competition, Global Officers are expected to be more actively involved in management of the Company.

Preparedness for Postretirement Benefits Accounting

The Company has worked to maintain a sound pension program by expanding the percentage of amortization of liability for pension plans for prior service cost and reassessing the planned rate of return. As a result, the Company had a surplus of (Yen)1 billion under the new postretirement benefits accounting effective April 1, 2000, applicable to the non-consolidated settlement.

      In addition to previous efforts, the Company has decided to set up a postretirement benefits trust effective for the year ended March 31, 2001. By contributing shares owned by the Company through a trust bank, the Company will continue to ensure the sound pension program by designating those shares as the source of funds for payment of postretirement benefits in both consolidated and non-consolidated settlements.

Basic Policy for Dividends

The Company works to build a sound and stable financial position and flexible and agile corporate setup. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by taking payout ratios into account and linking with business results, as it secures sufficient internal reserve for reinvestment.

   Cautionary Statement

   The announcement set forth herein contains forward-looking statements which reflect management's current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can sometimes be identified by the use of forward-looking words such as "will," "believes," "should," "projects," and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected and the achievement of such forward-looking statements cannot be assured.

   Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include unanticipated changes in the demand for the Company's principal products which may come about by changes in economic conditions in the Company's principal markets, changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company's objectives with respect to globalized production sourcing and new Information Technology tools; uncertainties as to the results of the Company's research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principle and practice.

                       Consolidated Financial Highlights
                       ---------------------------------

                                                                             Millions of yen & US dollars
                                                                                 except per share amounts
---------------------------------------------------------------------------------------------------------------
                                 2000                          1999                    Changes(2000-1999)
                         Year ended March 31            Year ended March 31            Increase(Decrease)
                         --------------------------------------------------------------------------------------
                          Yen          Dollar                Yen                        Yen          (%)
---------------------------------------------------------------------------------------------------------------
Net sales               1,055,654       10,249             1,061,597                   (5,943)      (0.6)
     Domestic             553,822        5,377               523,946                   29,876        5.7
     Overseas             501,832        4,872               537,651                  (35,819)      (6.7)
---------------------------------------------------------------------------------------------------------------
Income (loss)              19,395          188               ( 9,604)                  28,999          -
before income
taxes
---------------------------------------------------------------------------------------------------------------
Net income                 13,395          130               (12,378)                  25,773          -
(loss)
---------------------------------------------------------------------------------------------------------------
Earnings (loss)
per share
     Basic                  13.85        13.45           (Yen)(12.77)                   26.62          -
     Diluted                13.76        13.36           (Yen)(12.77)                   26.53          -
---------------------------------------------------------------------------------------------------------------

Note:
     1)   . Number of consolidated subsidiaries: 102 companies
          . Number of affiliated companies: 141 companies (including 39 companies accounted for by the equity method)
     2) The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for 2000 at the rate of (Yen)103 to $1, the approximate rate of exchange at March 31, 2000.

Financial Position

--------------------------------------------------------------------------------------------------------
                                                                     2000                         1999
--------------------------------------------------------------------------------------------------------
Total assets (Millions of yen)                                    1,375,280                    1,524,600
--------------------------------------------------------------------------------------------------------
Shareholders' equity (Millions of yen)                              490,454                      495,643
--------------------------------------------------------------------------------------------------------
Equity ratio (%)                                                       35.7                         32.5
--------------------------------------------------------------------------------------------------------
Shareholders' equity per share (Yen)                                 507.26                       511.54
--------------------------------------------------------------------------------------------------------

Projection for FY2001 (Year ending March 31, 2001)

                                                                                          Millions of yen
---------------------------------------------------------------------------------------------------------
                                   Net sales          Income before income taxes          Net income
---------------------------------------------------------------------------------------------------------
The first half of FY2001             495,000                   13,000                       8,000
---------------------------------------------------------------------------------------------------------
The entire FY2001                  1,050,000                   28,000                      15,000
---------------------------------------------------------------------------------------------------------

                          Consolidated Balance Sheets
                          ---------------------------
                                As of March 31


                                                                                           Millions of yen, Increase (Decrease)
                                                  -------------------------------------------------------------------------------
                                                             2000                       1999                      Changes
---------------------------------------------------------------------------------------------------------------------------------
                                                             (A)                        (B)                       (A)-(B)
Assets
------
Current Assets:
   Cash and cash equivalents                       (Yen)      80,476       (Yen)         87,301              (Yen)      (6,825)
   Time deposits                                                 915                        844                             71
   Marketable securities                                      40,219                     54,434                        (14,215)
   Trade notes and accounts receivable                       368,452                    374,157                         (5,705)
   Inventories                                               209,089                    244,868                        (35,779)
   Other current assets                                       93,347                    101,944                         (8,597)
------------------------------------------------------------------------------------------------------------------------------
Total current assets                                         792,498                    863,548                        (71,050)
------------------------------------------------------------------------------------------------------------------------------
Investments                                                  110,763                    126,575                        (15,812)
------------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment -
   Less accumulated depreciation                             397,534                    440,706                        (43,172)
------------------------------------------------------------------------------------------------------------------------------
Other assets                                                  74,485                     93,771                        (19,286)
------------------------------------------------------------------------------------------------------------------------------
Total                                                      1,375,280                  1,524,600                       (149,320)

------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
------------------------------------
Current liabilities:
   Short-term debt (including current
   maturities of long-term debt)                             214,970                    272,989                        (58,019)
   Trade notes and accounts payable                          184,624                    193,167                         (8,543)
   Income taxes payable                                       12,792                     15,007                         (2,215)
   Other current liabilities                                 118,376                    126,346                         (7,970)
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                    530,762                    607,509                        (76,747)
------------------------------------------------------------------------------------------------------------------------------
Long-term liabilities                                        324,195                    387,853                        (63,658)
------------------------------------------------------------------------------------------------------------------------------
Minority interests                                            29,869                     33,595                         (3,726)
------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Common stock                                               68,370                     68,370                              -
   Capital surplus                                           117,366                    117,083                            283
   Retained earnings                                         325,914                    318,322                          7,592
   Accumulated other
   comprehensive income (loss) (*)                           (19,590)                    (7,436)                       (12,154)
   Treasury Stock                                             (1,606)                      (696)                          (910)
 -----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity - net                             490,454                    495,643                         (5,189)
 -----------------------------------------------------------------------------------------------------------------------------
Total                                              (Yen)   1,375,280       (Yen)      1,524,600              (Yen)    (149,320)

------------------------------------------------------------------------------------------------------------------------------
                                                   ---------------------------------------------------------------------------
                                                             2000                       1999                      Changes
                                                                                                             Increase(Decrease)
------------------------------------------------------------------------------------------------------------------------------
(*) Accumulated other comprehensive income:

Foreign currency translation adjustments           (Yen)     (39,724)      (Yen)        (24,159)             (Yen)     (15,565)

Net unrealized holding gains on securities
available for sale                                            23,467                     25,650                         (2,183)

Pension liability adjustments                      (Yen)      (3,333)      (Yen)         (8,927)             (Yen)       5,594

                       Consolidated Statements of Income
                       ---------------------------------
                             (Years ended March 31)

                                                                                                Millions of yen, Increase (Decrease)
                                                             ---------------------------------------------------------------------
                                                             2000                       1999                      Changes
-----------------------------------------------------------------------------------------------------------------------------------
                                                             (A)                        (B)                       (A)-(B)       %
Revenues
--------

   Net sales                                   (Yen)     1,055,654       (Yen)     1,061,597       (Yen)          (5,943)      (0.6)
   Interest and other income                                55,857                    25,655                      30,202
------------------------------------------------------------------------------------------------------------------------------------
Total                                                    1,111,511                 1,087,252                      24,259        2.2
-----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
------------------

   Cost of sales                                           796,820                   807,255                     (10,435)
   Selling, general, and administrative                    241,516                   250,061                      (8,545)
   Interest and other expenses                              53,780                    39,540                      14,240
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                    1,092,116                 1,096,856                      (4,740)      (0.4)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes,                                                                                                -
 minority interests, and equity in                          19,395                    (9,604)                     28,999
 earnings
 ----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                 9,950                     2,061                       7,889
-----------------------------------------------------------------------------------------------------------------------------------
Minority interests in income (loss) of                         (88)                    6,862                      (6,950)
 consolidated subsidiaries - net
-----------------------------------------------------------------------------------------------------------------------------------
Equity in earnings (loss) of affiliated
 companies - net                                             4,038                    (7,575)                     11,613
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                              (Yen)        13,395       (Yen)       (12,378)      (Yen)          25,773         -
-----------------------------------------------------------------------------------------------------------------------------------

Note: Komatsu's comprehensive income (loss) consists of net income, change in foreign currency translation adjustments, change in net unrealized holding gains on securities available for sale, and change in pension liability adjustments. Aggregated net comprehensive income (loss) for the years ended March 31, 2000 and 1999 were 1,241 million yen and (19,643) million yen, respectively.

                Consolidated Statements of Shareholders' Equity
                -----------------------------------------------
                            (Years ended March 31)



                                                                                  Millions of yen, Increase (Decrease)
                                                                         ----------------------------------------------------------
                                                                           2000                   1999                  Changes
----------------------------------------------------------------------------------------------------------------------------------
                                                                           (A)                     (B)                    (A)-(B)
Common stock
Balance, beginning of year                                 (Yen)         68,370       (Yen)       68,416       (Yen)         (46)
Purchase and retirement of common stock:                                      -                      (46)                     46
    921,000 shares in 1999
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                       (Yen)         68,370       (Yen)       68,370       (Yen)           0
--------------------------------------------------------------------------------------------------------------------------------
Capital surplus
Balance, beginning of year                                 (Yen)        117,083       (Yen)      116,981       (Yen)         102
Sales of treasury stock                                                     283                      102                     181
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                       (Yen)        117,366       (Yen)      117,083       (Yen)         283
--------------------------------------------------------------------------------------------------------------------------------
Retained earnings
Appropriated for legal reserve
Balance, beginning of year                                 (Yen)         20,200       (Yen)       19,921       (Yen)         279
Transfer from unappropriated retained earnings                              231                      279                     (48)
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                       (Yen)         20,431       (Yen)       20,200       (Yen)         231
--------------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings
Balance, beginning of year                                 (Yen)        298,122       (Yen)      319,054       (Yen)     (20,932)
Net income(loss)                                                         13,395                  (12,378)                 25,773
Cash dividends paid                                                      (5,803)                  (7,751)                  1,948
Transfer to retained earnings appropriated for legal
   reserve                                                                 (231)                    (279)                     48
Purchase and retirement of common stock                                       -                     (524)                    524
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                       (Yen)        305,483       (Yen)      298,122       (Yen)       7,361
--------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income(loss)
Balance, beginning of year                                 (Yen)         (7,436)      (Yen)         (171)      (Yen)      (7,265)
Other comprehensive income(loss) for the year, net of tax               (12,154)                  (7,265)                 (4,889)
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                       (Yen)        (19,590)      (Yen)       (7,436)      (Yen)     (12,154)
--------------------------------------------------------------------------------------------------------------------------------
Treasury stock
Balance, beginning of year                                 (Yen)           (696)      (Yen)            -                    (696)
Purchase of treasury stock                                                 (925)                  (1,175)                    250
Sales of treasury stock                                                      15                      479                    (464)
--------------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                       (Yen)         (1,606)      (Yen)         (696)                   (910)
--------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                 (Yen)        490,454       (Yen)      495,643       (Yen)      (5,189)
--------------------------------------------------------------------------------------------------------------------------------

                     Consolidated Statements of Cash Flows
                     -------------------------------------
                            (Years ended March 31)



                                                                                Millions of yen, Increase (Decrease)
                                                                  ----------------------------------------------------------------
                                                                    2000                     1999                Changes
----------------------------------------------------------------------------------------------------------------------------------
                                                                    (A)                       (B)                 (A)-(B)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities           (Yen)         34,224       (Yen)        34,346       (Yen)       (122)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing                          18,880                   (64,003)                82,883
activities
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financial                         (61,565)                    6,614                (68,179)
activities
----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate change on cash and cash                    1,636                     1,082                    554
equivalents
 ---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash                          (6,825)                  (21,961)                15,136
equivalents
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                      87,301                   109,262                (21,961)
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year              (Yen)         80,476       (Yen)        87,301       (Yen)     (6,825)
----------------------------------------------------------------------------------------------------------------------------------

                             Business Information
                             --------------------

1. Information by Business Unit

(1) Sales and Operating Profit (loss)

                                                                                               Millions of yen
------------------------------------------------------------------------------------------------------------------
                                            2000                                         1999
                                     Year ended March 31                          Year ended March 31
                        ------------------------------------------------------------------------------------------
                                            Operating     Margin                      Operating        Margin
                             Sales         Profit (loss)            %     Sales         Profit (loss)            %
------------------------------------------------------------------------------------------------------------------
Construction & Mining
 Equipment                     716,800         28,445            4.0        732,770         30,963            4.2
-----------------------------------------------------------------------------------------------------------------
Electronics                     90,415         (9,839)         (10.9)        86,710        (18,074)         (20.8)
-----------------------------------------------------------------------------------------------------------------
Civil Engineering &
 Construction                   85,252            801            0.9         90,715         (2,984)          (3.3)
-----------------------------------------------------------------------------------------------------------------
Industrial Machinery            33,785         (1,719)          (5.1)        44,175         (1,961)          (4.4)
-----------------------------------------------------------------------------------------------------------------
Others                         231,746          3,788            1.6        185,031          1,133            0.6
-----------------------------------------------------------------------------------------------------------------
          Total              1,157,998         21,476            1.9      1,139,401          9,077            0.8
-----------------------------------------------------------------------------------------------------------------
Elimination & Corporate       (102,344)        (4,158)           ---        (77,804)        (4,796)           ---
-----------------------------------------------------------------------------------------------------------------
          Total              1,055,654         17,318            1.6      1,061,597          4,281            0.4
-----------------------------------------------------------------------------------------------------------------

Note: Sales amount of each business unit includes inter-unit transactions.

(2) Assets, Depreciation, and Capital Expenditures

                                                                                          Millions of yen
------------------------------------------------------------------------------------------------------------
                                            2000                                      1999
                        ------------------------------------------------------------------------------------
                           As of        Year ended March 31              As of        Year ended March 31
                         March 31                                       Mar. 31
                        ------------------------------------------------------------------------------------
                          Assets       Depreciation      Capital        Assets     Depreciation   Capital
                                                        Expenditures                            Expenditures
------------------------------------------------------------------------------------------------------------
Construction & Mining
 Equipment                     711,475        29,425        34,856       837,637        26,511        45,531
------------------------------------------------------------------------------------------------------------
Electronics                    231,317        20,860        13,089       263,951        16,328        61,854
------------------------------------------------------------------------------------------------------------
Civil Engineering &
 Construction                   78,508         2,141         1,543        82,506         2,547         1,656
------------------------------------------------------------------------------------------------------------
Industrial Machinery            30,614         1,058           707        41,463         1,119           862
------------------------------------------------------------------------------------------------------------
Others                         254,251         8,016         7,533       218,495         5,645         4,971
------------------------------------------------------------------------------------------------------------
          Total              1,306,165        61,500        57,728     1,444,052        52,150       114,874
------------------------------------------------------------------------------------------------------------
Elimination & Corporate         69,115           ---           ---        80,548           ---           ---
------------------------------------------------------------------------------------------------------------
          Total              1,375,280        61,500        57,728     1,524,600        52,150       114,874
------------------------------------------------------------------------------------------------------------

2. Information by Region

(1) Sales and Operating Profit (loss)

                                                                                               Millions of yen
-------------------------------------------------------------------------------------------------------------------
                                            2000                                         1999
                                     Year ended March 31                          Year ended March 31
                        -------------------------------------------------------------------------------------------
                             Sales        Operating        Margin         Sales        Operating        Margin
                                         Profit (loss)              %                 Profit (loss)              %
-------------------------------------------------------------------------------------------------------------------
  Japan                        759,149            955            0.1        753,731        (10,052)          (1.3)
-------------------------------------------------------------------------------------------------------------------
  Americas                     253,991         12,354            4.9        299,784          7,594            2.5
-------------------------------------------------------------------------------------------------------------------
  Europe                       129,407          4,284            3.3        121,514          9,253            7.6
-------------------------------------------------------------------------------------------------------------------
  Others                        84,715          2,202            2.6         62,935            534            0.8
-------------------------------------------------------------------------------------------------------------------
          Total              1,227,262         19,795            1.6      1,237,964          7,329            0.6
-------------------------------------------------------------------------------------------------------------------
Elimination & Corporate       (171,608)        (2,477)           ---       (176,367)        (3,048)           ---
-------------------------------------------------------------------------------------------------------------------
          Total              1,055,654         17,318            1.6      1,061,597          4,281            0.4
-------------------------------------------------------------------------------------------------------------------

Note: Sales and operating profit (loss) amount of each region are based on the regions where the Company and its consolidated subsidiaries locate.

(2) Assets

                                                                                     Millions of yen
-------------------------------------------------------------------------------------------------------
                                        2000                                      1999
                                    As of March 31                          As of March 31
                         -----------------------------------------------------------------------------

                                Assets           Ratio(%)              Assets             Ratio(%)
------------------------------------------------------------------------------------------------------
  Japan                              961,674            69.9               1,008,678              66.2
------------------------------------------------------------------------------------------------------
  Americas                           289,258            21.0                 341,414              22.4
------------------------------------------------------------------------------------------------------
  Europe                              73,558             5.3                  93,482               6.1
------------------------------------------------------------------------------------------------------
  Others                              83,760             6.1                  89,151               5.8
------------------------------------------------------------------------------------------------------
          Total                    1,408,250           102.4               1,532,725             100.5
------------------------------------------------------------------------------------------------------
Elimination & Corporate              (32,970)           (2.4)                 (8,125)             (0.5)
------------------------------------------------------------------------------------------------------
          Total                    1,375,280           100.0               1,524,600             100.0
------------------------------------------------------------------------------------------------------

3. Export Sales

                                                                 Millions of yen
--------------------------------------------------------------------------------------
                                        2000                            1999
                                   Year ended March 31            Year ended March 31
--------------------------------------------------------------------------------------
Export Sales                                    65,733                          80,081
--------------------------------------------------------------------------------------

Note: Export sales represent the sales of the company and its domestic consolidated subsidiaries to unaffiliated customers in foreign countries.

                        Consolidated Sales by Operation
                        -------------------------------

                                                                                               Increase (Decrease)
---------------------------------------------------------------------------------------------------------------------
                                          2000                          1999                           Changes
                                  Year ended March 31           Year ended March 31                  (2000-1999)
                               --------------------------------------------------------------------------------------
                               (Yen) million     Ratio(%)    (Yen) million      Ratio(%)       (Yen) million    (%)
---------------------------------------------------------------------------------------------------------------------
Construction      Domestic           268,867         25.5          247,102         23.3         21,765          8.8
& Mining
                  ---------------------------------------------------------------------------------------------------
Equipment         Overseas           444,662         42.1          483,975         45.6        (39,313)        (8.1)
                  ---------------------------------------------------------------------------------------------------
                                     713,529         67.6          731,077         68.9        (17,548)        (2.4)
---------------------------------------------------------------------------------------------------------------------
Electronics       Domestic            62,530          5.9           56,903          5.4          5,627          9.9
                  ---------------------------------------------------------------------------------------------------
                  Overseas            27,805          2.6           29,705          2.8         (1,900)        (6.4)
                  ---------------------------------------------------------------------------------------------------
                                      90,335          8.6           86,608          8.2          3,727          4.3
---------------------------------------------------------------------------------------------------------------------
Civil             Domestic            78,653          7.5           77,020          7.2          1,633          2.1
Engineering
                  ---------------------------------------------------------------------------------------------------
      &           Overseas                --           --               --           --             --           --
Construction
                  ---------------------------------------------------------------------------------------------------
                                      78,653          7.5           77,020          7.2          1,633          2.1
---------------------------------------------------------------------------------------------------------------------
Industrial        Domestic            18,301          1.7           23,549          2.2         (5,248)       (22.3)
                  ---------------------------------------------------------------------------------------------------
Machinery         Overseas            12,555          1.2           19,127          1.8         (6,572)       (34.4)
                  ---------------------------------------------------------------------------------------------------
                                      30,856          2.9           42,676          4.0        (11,820)       (27.7)
---------------------------------------------------------------------------------------------------------------------
Others            Domestic           125,471         11.9          119,372         11.2          6,099          5.1
                  ---------------------------------------------------------------------------------------------------
                  Overseas            16,810          1.6            4,844          0.5         11,966        247.0
                  ---------------------------------------------------------------------------------------------------
                                     142,281         13.5          124,216         11.7         18,065         14.5
---------------------------------------------------------------------------------------------------------------------
Total             Domestic           553,822         52.5          523,946         49.4         29,876          5.7
                  ---------------------------------------------------------------------------------------------------
                  Overseas           501,832         47.5          537,651         50.6        (35,819)        (6.7)
                  ---------------------------------------------------------------------------------------------------
                                   1,055,654        100.0        1,061,597        100.0         (5,943)        (0.6)
---------------------------------------------------------------------------------------------------------------------

                  Financial Highlights of the Parent Company
                  ------------------------------------------

 The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

                                                                                    Millions of yen & US dollars
                                                                                      except per share amounts
----------------------------------------------------------------------------------------------------------------
                                2000                             1999                   Changes(2000-1999)
                         Year ended March 31              Year ended March 31             Increase(Decrease)
                     -------------------------------------------------------------------------------------------
                           Yen          Dollar                      yen                       Yen           (%)
----------------------------------------------------------------------------------------------------------------
Net sales               441,423          4,286                    475,700                   (34,276)       (7.2)
   Domestic             281,029          2,728                    278,284                     2,745         1.0
   Overseas             160,393          1,557                    197,416                   (37,022)      (18.8)
----------------------------------------------------------------------------------------------------------------
Operating income         12,912            125                     11,669                     1,242        10.6
----------------------------------------------------------------------------------------------------------------
Ordinary income           9,936             96                      8,504                     1,431        16.8
----------------------------------------------------------------------------------------------------------------
Net income               13,612            132                      2,172                    11,439       526.5
----------------------------------------------------------------------------------------------------------------
Earnings per
       Share
   Basic             (Yen)14.05  (cents) 13.64                 (Yen) 2.24                (Yen)11.81         ---

   Diluted           (Yen)13.95  (cents) 13.54                        ---                       ---         ---
----------------------------------------------------------------------------------------------------------------

Note:
      1. The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for 2000 at the rate of (Yen)103 to $1, the approximate rate of exchange at March 31, 2000.
      2. The numbers of shares were as follows:
         . March 31,2000 ---    968,921,701
         . March 31,1999 ---    968,921,701
      3. The diluted earnings per share computations for fiscal 1999 were not dilutive.

Dividends
-----------------------------------------------------------------------
                                            2000                1999
-----------------------------------------------------------------------
Cash dividends per share (yen)
per annum                                   6.00                7.00
-----------------------------------------------------------------------

Financial Position
-----------------------------------------------------------------------
                                            2000                1999
-----------------------------------------------------------------------
Total assets ((Yen) million)               746,871            771,753
-----------------------------------------------------------------------
Shareholders' equity ((Yen) million)       469,167            450,429
-----------------------------------------------------------------------
Equity ratio (%)                              62.8               58.4
-----------------------------------------------------------------------
Shareholders' equity per share (Yen)        484.22             464.88
-----------------------------------------------------------------------

Sales by Operation

                                                           Increase (Decrease)

--------------------------------------------------------------------------------------------------------------------
                                          2000                         1999                            Changes
                                   Year ended March 31          Year ended March 31                  (2000-1999)
                                ------------------------------------------------------------------------------------
                                 (Yen) million   Ratio(%)     (Yen) million   Ratio(%)         (Yen) million     (%)
--------------------------------------------------------------------------------------------------------------------
Construction     Domestic            202,763         45.9         194,357         40.9           8,406           4.3

               -----------------------------------------------------------------------------------------------------
& Mining         Overseas            138,607         31.4         169,965         35.7         (31,357)        (18.4)

               -----------------------------------------------------------------------------------------------------
Equipment                            341,371         77.3         364,322         76.6         (22,951)         (6.3)

--------------------------------------------------------------------------------------------------------------------
Electronics      Domestic             11,194          2.5           8,981          1.9           2,213          24.6

               -----------------------------------------------------------------------------------------------------
                 Overseas                ---          ---             ---          ---             ---           ---

               -----------------------------------------------------------------------------------------------------
                                      11,194          2.5           8,981          1.9           2,213          24.6

--------------------------------------------------------------------------------------------------------------------
Industrial       Domestic              6,405          1.5          13,362          2.8          (6,957)        (52.1)

               -----------------------------------------------------------------------------------------------------
Machinery        Overseas              5,613          1.3          14,841          3.1          (9,228)        (62.2)

               -----------------------------------------------------------------------------------------------------
                                      12,018          2.7          28,204          5.9         (16,185)        (57.4)

--------------------------------------------------------------------------------------------------------------------
Others           Domestic             60,665         13.7          61,582         12.9            (916)         (1.5)

               -----------------------------------------------------------------------------------------------------
                 Overseas             16,173          3.7          12,609          2.7           3,563          28.3

               -----------------------------------------------------------------------------------------------------
                                      76,839         17.4          74,192         15.6           2,646           3.6

--------------------------------------------------------------------------------------------------------------------
Total            Domestic            281,029         63.7         278,284         58.5           2,745           1.0

               -----------------------------------------------------------------------------------------------------
                 Overseas            160,393         36.3         197,416         41.5         (37,022)        (18.8)

               -----------------------------------------------------------------------------------------------------
                                     441,423        100.0         475,700        100.0         (34,276)         (7.2)

--------------------------------------------------------------------------------------------------------------------

Projection for FY2001 (Year ending March 31, 2001)

                                                                                                     Millions of yen
--------------------------------------------------------------------------------------------------------------------
                                                Net Sales              Ordinary Income              Net Income
--------------------------------------------------------------------------------------------------------------------
The first half of FY2001                         205,000                    4,000                     4,000
--------------------------------------------------------------------------------------------------------------------
The entire FY2001                                440,000                   12,000                     8,000
--------------------------------------------------------------------------------------------------------------------

                                 NEWS RELEASE
                                 ------------

                                                         [LETTERHEAD OF KOMATSU]


Stock Option Scheme and Acquisition of Own Shares

Komatsu Ltd. presents the following notification of the decision made at its Board of Directors meeting held on May 2, 2000, to propose a stock options scheme and to acquire its own shares in order to carry out the stock options scheme. The implementation of this decision by the Board of Directors is conditional on approval of the proposal at the 131/st/ regular general meeting of the shareholders to be held on Wednesday, June 28, 2000.

Comments
1. Description of the Share Acquisition
---------------------------------------

   (1) Type of shares to be acquired:                       Par value common shares
   (2) Total number of shares to be acquired:               1.2 million shares
   (3) Total value of the share acquisition price ceiling:  1.0 billion yen

2. Outline of the Transfer
--------------------------

(1) Subjects of the Transfer

   The subjects of the transfer shall include all current members of the Board of Directors as of the 131st general meeting (7 persons), 19 of Executive Officers and 8 of Global Officers as of the 131st general meeting, and those employees who hold a rank equivalent to director (12 persons), based on the Company's compensation system, and who are in office as of the 131st general meeting.

(2) Number of Shares to be Transferred

   A total of 440 thousand shares to the above-mentioned 7 directors and a total of 760 thousand shares to the above-mentioned 39 officers and employees, amounting to a combined total of 1.2 million shares, shall be transferred. A breakdown of the number of shares to be transferred is given on the attachment.

(3) Value of Shares to be Transferred

   The value of the shares to be transferred shall be the average closing value, multiplied by 1.05, of the Company's par value common shares averaged over every business day of the month on the Tokyo Stock Exchange (with the exception of days on which the Stock Exchange was closed) prior to the month in which the grant of right was made (figures under one yen shall be counted as one yen). However, the closing value on the date of the grant of right may not be lower than the above average.

   If the Company issues new shares at a price that is lower than the stock split or the market price (excluding cases in which the right exercised involves the conversion of a convertible bond or a subscription right), the transfer price shall be adjusted according to the following formula (figures under one yen shall be counted as one yen).

                                No. of new shares issued x amount paid per share

         No. of existing shares +----------------------------------------------
                            Price prior to stock split or issuance of new shares

Transfer price
after adjustment = transfer price prior to adjustment x ------------------------
                                                        No. of existing shares +
                                                        increased no. of shares
                                                        due to stock spilt or
                                                        issuance of new shares


(4) Method of Transfer

   The "Contract Granting the Right to Demand the Transfer of Shares of the Company's Stock Valued at a Certain Amount to be Set" (hereinafter the "Grant Contract") shall be in accordance with the provisions stipulated in sub-paragraph 3, paragraph 2, section 2 of Article 210 of the Commercial Code of Japan. The Grant Contract shall be concluded between the Company and the Subjects of the Transfer, in accordance with the previously mentioned decisions of the general meeting of the shareholders and decisions to be made in the future by the Board of Directors.

(5) Term of Exercise of Right

   The term of exercise of right shall be from July 1, 2001, to June 30, 2006. In cases in which the grantee of the right dies prior to the end of the term of the exercise of the right, the right of exercise shall pass to the successor (heir) of the decedent; however, the right may only be exercised within a period not longer than 24 months from the date of death of the decedent, notwithstanding the previous provisions.

(6) Conditions on the Right of Exercise


   1) The grantee of the right may exercise this right according to the provisions of the Grant Contract even after the grantee loses his/her position as a director of the Company, an officer, or an employee. In cases in which the grantee of the right dies, the successor of the grantee may exercise this right according to the provisions of the Grant Contract.
   2) It will be impermissible to transfer or pledge the right granted.
   3) Any other conditions governing the exercise of rights shall be in accordance with the provisions of the Grant Contract.

3. Reasons for Transfer
-----------------------

 To further raise the enthusiasm and morale of the Company's directors, officers and employees, thereby improving its business results.


4. Others
---------

 If it is not possible for the Company to acquire "the total number of shares to be acquired" at the "total value of the share acquisition price," then the Company shall be empowered, at the decision of the Board of Directors, to reduce "the total number of shares to be acquired" and the "number of shares to be transferred."
                                                                           (end)

Attachment

   Individuals Eligible for Stock Options & the Number of Shares to be
   Transferred

1. Members of the Board of Directors in office at the time of the 131/ST/ General Shareholders' Meeting (7 persons)

     Tetsuya Katada           80,000  shares
     Satoru Anzaki            80,000  shares
     Masahiro Sakane          70,000  shares
     Toshitaka Hagiwara       70,000  shares
     Koji Ogaki               60,000  shares
     Norimichi Kitagawa       60,000  shares
     Arlie G. Tucker          20,000  shares

2. Executive Officers, Global Officers, and employees at the rank of director-equivalent according to the Company's compensation system, at the time of the 131/st/ General Shareholders' Meeting (39 persons)

     Kazuhiro Aoyagi     60,000  shares     Yoichi Kobayashi     10,000  shares
     Naomi Anesaki       60,000  shares     Yoshinori Komamura   10,000  shares
     Kunihiko Komiyama   40,000  shares     Kenichi Nakamura     10,000  shares
     Hisashi Wada        40,000  shares     Makoto Nakamura      10,000  shares
     Masaru Fukase       40,000  shares     Toshiji Onuma        10,000  shares
     Teruo Nakahara      40,000  shares     Yuzo Suzuki          10,000  shares
     Kunio Noji          40,000  shares     Tetsuo Takiguchi     10,000  shares
     Kiyokazu Baba       20,000  shares     Kanichi Kadotani     10,000  shares
     Shuji Sugi          20,000  shares     Kanenobu Yoshida     10,000  shares
     Susumu Isoda        20,000  shares     Takeyuki Sakata      10,000  shares
     Yoshitaka Ohmura    20,000  shares     Tomiji Ohara         10,000  shares
     Teruo Nagayasu      20,000  shares     Masatsugu Nagatomo   10,000  shares
     Kanetake Nakatani   20,000  shares     Mamoru Hironaka      10,000  shares
     Yuzo Tsumura        20,000  shares     Tetsuya Nakayama     10,000  shares
     Masahiro Yoneyama   20,000  shares     Yoshito Maeyama      10,000  shares
     Shigeki Fujimori    20,000  shares     Masayuki Satou       10,000  shares
     Munenori Nakao      20,000  shares     Yasuo Kimura         10,000  shares
     Yuji Watanabe       20,000  shares     Teruaki Noda         10,000  shares
     Kenji Kinoshita     20,000  shares     Yasuo Suzuki         10,000  shares
     Junro Kawanabe      10,000  shares